EXHIBIT 12.1

RAYONIER INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited, thousands of dollars)

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations	$276,005	$217,586	$312,541	$148,583	$173,559
Income tax expense	30,357	15,217	46,336	29,436	23,350

Pre-tax income from continuing operations	306,362	232,803	358,877	178,019	196,909

Add:
Interest expensed and capitalized	51,678	50,545	52,495	50,729	57,480
Interest factor attributable to rentals	424	461	354	761	496

Fixed charges	52,102	51,006	52,849	51,490	57,976

Amortization of capitalized interest	60	47	41	45	1,871
Subtract:
Capitalized interest	903	82	54	—	32

Earnings as adjusted	$357,621	$283,774	$411,713	$229,554	$256,724

Fixed Charges:	$52,102	$51,006	$52,849	$51,490	$57,976

Ratio of earnings as adjusted to total fixed charges	6.86	5.56	7.79	4.46	4.43